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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: June 3, 2009	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

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ROYAL STANDARD MINERALS, INC. ANNOUNCES PLANS FOR 2009-2010

MANHATTAN, NEVADA- JUNE 1, 2009- ROYAL STANDARD MINERALS INC. (RYSMF:OTCBB) (C.U.S.I.P. 780919106) ("RSM") announces its plans for 2009-2010 which includes evaluating all options to maximize shareholder value. The plan puts forth several initiatives that are expected to unlock the inherent value of the existing assets that are 100% controlled by the Company in Nevada. As stated previously in a recent press release, RSM will seek to develop a capital structure that will finance the Company for future growth over the next two years.

Additionally, this plan includes advancing the Goldwedge property toward achieving the potential that RSM believes this area contains. Management will pursue additional advanced exploration extension drilling at the Fondaway Canyon property and advance this property's state and federal development permits. RSM will pursue a strategic partnership for its Pinon-Railroad project; also to maximize the value of these assets in the near term.

Roland Larsen, CEO, states, "We believe that growth can be achieved with returns that will contribute toward maximizing shareholder value in RSM in the near term."

RSM is a natural resource exploration and development company, www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Contact:
Roland Larsen
804-580-8107
Rich Kaiser
800-631-8127